UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

 For the month of September, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505

Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.                  Intelligent Content Enterprises Inc., Material Change Report for a News Release issued on September 13, 2016 as filed on Sedar on September 13, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 13, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: Chief Executive Officer

 ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intelligent Content Enterprises Inc. (“ICE” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

September 9, 2016

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on September 13, 2016, and disseminated by Access Wire via the North American Network.

Item 4.	Summary of Material Change

The Company announced the appointment of Mr. Ritwik Uban as President and a member of the Board of Directors of the Company and Mr. Dikshant Batra as a member of the Board of Directors of the Company. Mr. John Budden and Mr. Milton Klyman have resigned to allow for the new appointments.

Full Description of Material Change

On September 13, 2016, the Company announced the appointment of Mr. Ritwik Uban as President and a member of the Board of Directors of the Company and Mr. Dikshant Batra as a member of the Board of Directors of the Company. Mr. John Budden and Mr. Milton Klyman have resigned to allow for the new appointments.

Mr. Uban is a recent MBA graduate from the prestigious Richard Ivey School of Business and received an Honors, Bachelors of Arts from the University of Toronto. As President of ICE, and its subsidiaries including Ice Studio Productions Inc., Mr. Uban will run the operational teams, develop market programs and expand the rapidly growing content and media areas of the business into high performance, revenue generating properties.

Mr. Uban was formerly a director of Uban Media and Construction of New Delhi, India (“Uban Media”) where he managed the business operations of the Canadian investment interests of Uban Media and assessed and analyzed new media opportunities from North America to export to the emerging India market. Mr. Uban was also the former head of operations for an event management Company leading the client sourcing and procurement process and provided clients with a variety of services, including but not limited to, marketing, sales, venue sourcing, external vendor services and event sponsorships.

Mr. Batra is a serial entrepreneur, running two internationally successful companies in technology and supply chain management while completing his degree at the University of Toronto. Mr. Batra’s company, Torinit Technologies, is a global technology and development outsourcing firm. Mr. Batra is the managing partner of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

The Company also announces that it has granted eight hundred thousand (800,000) common share purchase options exercisable at CDN $1.30 for a period of 5 years to directors and a consultant of the Company and seven hundred thousand (700,000) common share purchase options exercisable at CDN $1.50 for a period of 5 years to a director of the Company.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, Chief Executive Officer

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

September 13, 2016

Schedule “A”

ICE Appoints New President and Directors

Toronto, Canada September 13, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Company”), is pleased to announce the appointments of Mr. Ritwik Uban as President and member of the Board of Directors and Mr. Dikshant Batra as a member of the Board of Directors.

Mr. Uban is a recent MBA graduate from the prestigious Richard Ivey School of Business and received an Honors, Bachelors of Arts from the University of Toronto. As President of ICE, and its subsidiaries including Ice Studio Productions Inc., Mr. Uban will run the operational teams, develop market programs and expand the rapidly growing content and media areas of the business into high performance, revenue generating properties.

Mr. Uban was formerly a director of Uban Media and Construction of New Delhi, India (“Uban Media”) where he managed the business operations of the Canadian investment interests of Uban Media and assessed and analyzed new media opportunities from North America to export to the emerging India market. Mr. Uban was also the former head of operations for an event management Company leading the client sourcing and procurement process and provided clients with a variety of services, including but not limited to, marketing, sales, venue sourcing, external vendor services and event sponsorships.

Mr. Batra is a serial entrepreneur, running two internationally successful companies in technology and supply chain management while completing his degree at the University of Toronto. Mr. Batra’s company, Torinit Technologies, is a global technology and development outsourcing firm. Mr. Batra is the managing partner of Nova Sentio which builds market-centric teams to turnaround struggling value chains and companies into high performing, rapid growth enterprises. Mr. Batra is also the founder of Phoenix 1™ a North American company that is re-inventing a key automotive after care area in developing countries and is the Co-Founder of the Canada Entrepreneur Organization.

“The appointments of Mr. Uban and Mr. Batra bring strong capabilities of content, technology and millennial entrepreneurship to ICE,” said Mr. James Cassina, CEO of ICE. “We believe that Ritwik will lead the acceleration of our platform programs and revenue, and Dikshant will help guide the Company as we expand our vision and technologies and expand our sphere of influence in the global online media sector.”

With the appointments of Mr. Uban and Mr. Batra, Mr. John Budden and Mr. Milton Klyman have resigned to allow for the appointments. The Company wishes to thank Mr. Budden and Mr. Klyman for their support and assistance.

The Company also announces that it has granted eight hundred thousand (800,000) common share purchase options exercisable at CDN $1.30 for a period of 5 years to directors and a consultant of the Company and seven hundred thousand (700,000) common share purchase options exercisable at CDN $1.50 for a period of 5 years to a director of the Company.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc., is an emerging media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy drives revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s first acquisition, Digital Widget Factory, www.digiwidgy.com provides the baseline infrastructure and technology platform enabling content and media to be disseminated globally efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is a publicly traded company on the OTCQB Markets under the symbol “ICEIF”

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244